SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements filed Pursuant to Rule
13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2
(Amendment No.                     )*
NETWORK ENGINES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
64121A-10-7
(CUSIP NUMBER)

October 11, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64121A-10-7	Page	2	of	8 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSONS: S.F. Family Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (joint filers)

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,819,356

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

2,819,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,819,356

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	64121A-10-7	Page	3	of	8 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSONS: Moloaa Bay Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (joint filers)

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,819,356

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

2,819,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,819,356

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12	TYPE OF REPORTING PERSON

OO

CUSIP No.	64121A-10-7	Page	4	of	8 Pages
SCHEDULE 13G

1	NAME OF REPORTING PERSON: Jonathan Shapiro

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑ (joint filers)

3	SEC USE ONLY.

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,819,356

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

2,819,356

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,819,356

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.4%

12	TYPE OF REPORTING PERSON

IN

Cusip No. 64121A-10-7	Page 5 of 8 Pages
SECURITIES AND EXCHANGE COMMISSION
SCHEDULE 13G

Item 1(a).	Name of Issuer:

Network Engines, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Dan Road, Canton, Massachusetts 02021

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of: (a) S.F. Family Holdings, Ltd.; (b) Moloaa Bay Holdings, LLC; and (c) Jonathan Shapiro.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1709 Triple Crown Lane
Plano, Texas 75093

Item 2(c).	Citizenship:

S.F. Family Holdings, Ltd. and Moloaa Bay Holdings, LLC — Texas Jonathan Shapiro- United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e).	CUSIP Number.

64121A-10-7

Item 3.	If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), or(c), check whether the person filing is a:
     Not Applicable.

Item 4.	Ownership.
     (a) Amount beneficially owned:

S.F. Family Holdings, Ltd.	2,819,356
Moloaa Bay Holdings, LLC	2,819,356
Jonathan Shapiro	2,819,356

Cusip No. 64121A-10-7	Page 6 of 8 Pages
                         S.F. Family Holdings, Ltd. is the record and beneficial owner of 2,819,356 shares of Common Stock and shares voting and dispositive power over such securities with Moloaa Bay Holdings, LLC, the general partner of S.F. Family Holdings, Ltd., and Jonathan Shapiro. Mr. Shapiro is the managing member of Moloaa Bay Holdings, LLC. By reason of such relationships, Mr. Shapiro, S.F. Family Holdings, Ltd. and Moloaa Bay Holdings, LLC may be deemed to share voting and dispositive power over 2,819,356 shares of Common Stock owned directly by S.F. Family Holdings, Ltd. Each of S.F. Family Holdings, Ltd., Moloaa Bay Holdings, LLC and Jonathan Shapiro disclaim beneficial ownership of the reported securities except to the extent of its or his pecuniary interest therein.
     (b) Percent of Class.

S.F. Family Holdings, Ltd.	6.4%
Moloaa Bay Holdings, LLC	6.4%
Jonathan Shapiro	6.4%
                         The percentages used herein are calculated based on the 44,008,612 shares of Common Stock reported by Network Engines, Inc. to be issued and outstanding as of February 6, 2008, in its latest Form 10-Q, as filed with the Securities and Exchange Commission on February 11, 2008.
     (c) Number of shares as to which such person has:
     (i) Sole power to vote or to direct the vote:

S.F. Family Holdings, Ltd.	0
Moloaa Bay Holdings, LLC	0
Jonathan Shapiro	0
     (ii) Shared power to vote or to direct the vote:

S.F. Family Holdings, Ltd.	2,819,356
Moloaa Bay Holdings, LLC	2,819,356
Jonathan Shapiro	2,819,356
     (iii) Sole power to dispose or to direct the disposition of:

S.F. Family Holdings, Ltd.	0
Moloaa Bay Holdings, LLC	0
Jonathan Shapiro	0
     (iv) Shared power to dispose or to direct the disposition of:

S.F. Family Holdings, Ltd.	2,819,356
Moloaa Bay Holdings, LLC	2,819,356
Jonathan Shapiro	2,819,356

Cusip No. 64121A-10-7	Page 7 of 8 Pages
Item 5. Ownership of Five Percent or Less of a Class.
     Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits:
Exhibit 1: Joint Filing Agreement, dated April 24, 2008, by and among S.F. Family Holdings, Ltd., Moloaa Bay Holdings, LLC and Jonathan Shapiro.

Cusip No. 64121A-10-7	Page 8 of 8 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 24, 2008

S.F. Family Holdings, Ltd.

By:	Moloaa Bay Holdings, LLC, its General Partner

By:	/s/ Jonathan Shapiro Jonathan Shapiro, Managing Member

Moloaa Bay Holdings, LLC

By:	/s/ Jonathan Shapiro Jonathan Shapiro, Managing Member

/s/ Jonathan Shapiro

Jonathan Shapiro